SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Avenida HUERGO 723 Ground Floor (C1107AOH) Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS
Item

1	Letter to the Buenos Aires Stock Exchange, dated April 15, 2005, presenting the Audit Committee’s Report regarding the External Auditor appointment proposal.

2	The Audit Committee’s Report, dated April 13, 2005, regarding the External Auditor appointment proposal.

Item 1

Buenos Aires, April 15, 2005.

To
The Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: External Auditor Appointment Proposal
         Audit Committee’s Report

Dear Sirs:

          I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and in accordance with the applicable regulations, I attach hereto the Company’s Audit Committee’s Report corresponding to the External Auditor appointment proposal.

          Yours sincerely,

Item 2

Buenos Aires, April 13, 2005.

To
The Shareholders of Telefónica de Argentina S.A.
Av. Ingeniero Huergo 723, ground floor
City of Buenos Aires

In our capacity as members of the Audit Committee of Telefónica de Argentina S.A., and under section 15, subsection a) of Decree No. 677/01 and the Comisión Nacional de Valores (the Argentine Securities Commission) Regulations, Book 1, Chapter III, section 22, we issue this report regarding the proposal by the Company’s Board to appoint Pistrelli, Henry Martin & Asociados S.R.L. audit firm as the external auditors for the 2005 fiscal year.

In order to express our opinion we have considered the following aspects:

I. Background Evaluation

Pistrelli, Henry Martin & Asociados S.R.L. is one of the most renowned external audit firms nationwide. It was organized upon the merger of two long-standing, professionally well-known companies in our country. It is a member of Ernst & Young Global, one of the top four audit firms worldwide.

Pistrelli, Henry Martin & Asociados S.R.L. has submitted to the Audit Committee a letter stating its independence and filed with the Comisión Nacional de Valores (the Argentine Securities Commission) the relevant affidavit under section 12 of Decree No. 677/2001.

II. Reasons Supporting Auditors’ Replacement

Pursuant to the relevant Minutes, the Company’s Board has proposed the replacement of the external auditor since Telefónica S.A., the Spanish indirect controlling company of the Company, has completed the global external auditor appointment process corresponding to Grupo Telefónica, appointing Ernst & Young Global as the external auditors for the whole corporate group.

III. Eventual Discrepancies with the Outgoing Auditor

In compliance with the above mentioned provisions, we hereby report that we are not aware of the existence of any discrepancy with the former external auditor or of any objection to its discharge of duty.

IV.Previous Explanation

Such proposal shall be submitted to the Company’s Shareholders’ Meeting to be held on April 28, 2005, and therefore it is hereby explained that the appointment shall include auditing the financial statements for the fiscal year ending at December 31, 2005 and revising the quarterly periods ending at June 30, 2005, and September 30, 2005, respectively. Consequently, the current audit firm, Deloitte & Co. S.R.L, shall be only in charge of revising the financial statements corresponding to the quarterly period ended at March 31, 2005.

V. Opinion

Therefore, we consider that the proposal by the Board of Telefónica de Argentina S.A. to appoint Pistrelli, Henry Martin & Asociados S.R.L., a member of Ernst & Young Global as the Company’s external auditors for the 2005 fiscal year, which shall be brought for consideration at the Shareholders’ Meeting, is appropriate.

VI. Restrictions on the Use of this Report

This report is issued for the sole purpose of evaluating the above mentioned proposal by the Company’s Board within the framework of the above mentioned provisions. Any use other than that herein set forth may be inappropriate.

Signature of Guillermo Harteneck
By the Audit Committee

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	April 20, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel